Exhibit 99.1

NEWS RELEASE

OLYMPUS DOUBLES RESOURCE TO 637,000 OZ AT THE HIGH GRADE PHUOC SON GOLD PROPERTY

HIGHLIGHTS:

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A 110% upgrade of Gold Resources at Phuoc Son has increased total gold Resources at the Phuoc Son Gold Property to 637,000 ounces (from 304,000 ounces) following a 10,000 meter drilling program undertaken between November 2006 and October 2007. This upgrade brings Olympus’ total published Vietnam (Bong Mieu and Phuoc Son) resource to 1.48 M oz.

•	Measured and Indicated Resources total 211,280 ounces (Measured Resources total 66,090 ounces and Indicated Resources total 145,190). Inferred Resources total 425,380 ounces.

•	The approved 2008 and 2009 drilling programs are expected to add a further 550,000 to 750,000 ounces based on the ore body continuity.

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Results of recent holes drilled outside the evaluated area include 0.60 m at 28.80 g/t Au and 0.80 m at 6.26 g/t Au.  This data continues to confirm the down-dip and on-strike continuity of the ore body.

Toronto, January 15, 2008- Olympus Pacific Minerals Inc. (the “Company”) (TSX: OYM) is pleased to report significant increases to the mineral resource at the Phuoc Son Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (“TMC/SA”). The full text of the report is available on the Sedar website:(www.sedar.com)

TMC/SA reviewed exploration and development programs and agreed that the projects have merit and justify the programs and levels of projected expenditure.

TMC/SA reviewed preliminary plans for construction and development of the mining and treatment design and operation and recommended that a Feasibility Study be completed based on data contained in this report and subsequently available geological data.

The Phuoc Son Project is located in the western highlands of Quang Nam Province, in central Vietnam some 8 km (14.5km by road) northwest of the small town of Kham Duc and approximately 90km (140 km by road) southwest of the port city of Danang.

The major deposit evaluated so far in the area is Dak Sa, consisting of two adjacent areas referred to in the TMC/SA Report as Bai Go (north) and Bai Dat (south), while there are several prospect are as within the lease which have indications of significant grade potential (see property map).

Dak Sa

The TMC/SA report focuses on the Dak Sa Deposit and undertakes the auditing function for the Mineral Resource estimates prepared by Olympus staff, validating the block model tonnages and grades.  TMC/SA classified the Resources using the CIMM standards as required by NI 43-101.

Measured and Indicated Resource categories at Dak Sa are increased to 211,280 ounces (Measured Resources total 66,090 ounces and Indicated Resources total 145,190).  Inferred Resources total 425,380 ounces.

Lead and zinc credits contained within the limits of the gold Resource give a contained quantity of 6,770 tonnes of lead in Measured and Indicated Resources (Measured 3,000 tonnes, Indicated 3,770 tonnes) and, 3,270 tonnes of zinc in Measured and Indicated Resources (Measured 1,150 tonnes, Indicated 2,120 tonnes).  The Indicated Resource is 7,040 tonnes of lead and 1,760 tonnes of zinc.

The TMC/SA report reviews and compares historical resource estimates, estimation methodology and comparative estimates while detailing the methodology used to make the Resource Estimate summarized in the Table below. (see map)

Category	Tonnes (t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Contained Ounces
Measured	157,450	13.06	22.79	1.91	0.73	66,090
Indicated	442,810	10.20	12.12	0.85	0.48	145,190
Measured+Indicated	600,260	10.95	14.92	1.13	0.55	211,280
Inferred	1,955,440	6.77	5.17	0.36	0.09	425,380

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/South style ore zones. Since Dak Sa is only one of a number of largely un-explored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

Data Analysis and Resource Calculation Methodolgy

The statistical analyses and block model calculation methodology used by Olympus and detailed in the TMC/SA report are listed on pages 128 to 183 of that report.

•	A 100 g/t Au top cut was applied to the southern section of the deposit and 80 g/t Au to the northern section of the deposit. A lower cut of 3 g/t Au was utilized throughout.

•	Densities for calculating tonnage were 2.83 g/cm3 for the southern section and 2.75 g/cm3 for the northern section.

•	Block models were created in Gemcom. The mineralized zone wire frames were filled with 2m x 2m x 0.5m model cells.

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The Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, performed assays using the Fire Assay method on 50 grams of prepared sample. The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

Olympus, as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4502
www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101.
Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements.  The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices;delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.